FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 13, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Telecommunications Public Limited Company

Annual General Meeting

MINUTES

taken at the Annual General Meeting of Magyar Telekom Telecommunications Public Limited Company (registered seat: 1013 Budapest, Krisztina krt. 55.; registration number: Cg. 01-10-041928) taking place at the headquarters of Magyar Telekom Plc. (1013 Budapest, 1st district, Krisztina krt. 55.; Tölösi Conference Centre) on April 12, 2011, from 11.00 a.m.

Way of participating at the General Meeting: in person.

Participants: as listed in the attached attendance sheet.

Christopher Mattheisen: Very good morning to All. Ladies and Gentlemen, I hereby open the General Meeting at 11:00 o’clock. I welcome the Shareholders and the invitees.

Let me inform the General Meeting that votes will be cast via computer in accordance with Section 6.17.1 of the Articles of Association, and votes will be tallied electronically in accordance with Section 6.17.3 of the Articles of Association. I inform the General Meeting that I will state the result of voting as the computer counted votes appear on the screen. I ask Mrs. Judit Borokné Matus, present on behalf of KELER Zrt., to describe the essence and method of computer voting.

Mrs. Judit Borokné Matus: Distinguished Shareholders, Mr. Chairman. My name is Mrs. Judit Borókné Matus, representing KELER Zrt. assisting in the management of the General Meeting and in the registration process. Let me briefly inform You about the voting system and the voting process.

During the registration, You have received a wireless voting device, which indicates the individual voting number of the shareholder. Therefore, please take care of the voting device, do not hand it over to anyone else. There are three buttons on the voting device: the green is the “YES” button, the red is the “NO” button, the black is the “ABSTENTION” button. The proposal will be put to the vote by the Chairman of the General Meeting and you can cast your vote when the “voting window” will appear on the TV screen.

During the voting please push the applicable button of the voting device and release. After pushing the button a little red led will light continuously, indicating that the voting device works. After 2-3 seconds, the red light will change to flashing light, which means that the voting system received the vote and confirmed it to the voting device. If the voting device does not work properly, please let us know and we immediately replace the device.

During the voting process, the number of votes cast can be monitored. You have approx. 15-20 seconds to cast your votes. After this approx. in 2-3 seconds, the result of the voting appears on the screen and on the monitor in front of the Chairman. In addition, the votes did not cast will also appear, in accordance with the applicable legal requirements. Naturally, the Chairman of the General Meeting will state verbally the result of the voting. Let me draw Your attention that the voting ratio will be rounded to two decimal places, therefore, there can be a situation when 1 “NO” vote appears as 0.00% voting ratio on the screen. Naturally, all votes will be registered and appear in the minutes of the General Meeting.

According to Section 298 (6) of the Companies Act, if a shareholder holds shares on more than one securities account and provides power of attorney for different proxies, when different votes are cast, such votes are invalid.

In order to operate the voting device properly, the device must receive light through the small black window in the front. Therefore, please do not to cover the device during the voting.

Now, to go through the voting process, I propose to have a test voting. Please cast your vote. You can vote when the voting window appears, please push the applicable button of the device! The voting is closed and the results appeared.

If you have any questions regarding the voting system, please let us know now. Thank you and I wish you good work and a successful General Meeting!

Christopher Mattheisen: There is a question. Please.

Pál Kustra: My name is Pál Kustra and I do not have a voting device because in spite of that I hold a certificate, an official certificate, you revoked my right to vote, therefore I request Keler Rt. to check who made the mistake, and I request Magyar Telekom that was not willing to give me a certificate that they revoked the right I request that they to put it in writing for me that they did not accept the certificate issued by Erste Bróker. Thank you.

Balázs Máthé: To be fair, we repeat what we told Mr. Kustra during the registration, and after this I request you to move to the other seat section. Your question is subject to the following rules. In accordance with the cogent rules of the Companies Act, the Articles of Association of Magyar Telekom and the invitation to the General Meeting any person shall be entitled to exercise shareholders’ rights at the General Meeting, if such person has been duly registered in the Shareholders’ Register at the time of its closing. The registration of shareholders in the Shareholders’ Register shall be ensured by their respective securities account managers. Magyar Telekom shall not be held responsible for the consequences of any failure on behalf of securities account managers. Thank you. Further, I request You not to make any more comments.

Christopher Mattheisen: Thank you very much. Based on the registration I state that the General Meeting constitutes a quorum, as the majority of the shareholders having voting shares are present personally or via proxy.

Number of shares issued by company: 1,042,742,543, of which the number of non-voting treasury shares are: 390,862.

Total number of votes represented by the voting shares: 1,042,351,681.

Total number of votes represented by the present shareholders: 688,755,951 (in percentage: 66.08%).

The General Meeting is held with shareholders’ attendance in person, by decision-making on the meeting.

I confirm that the General Meeting has been convened in compliance with the relevant provisions of law and the provisions of the Articles of Association. Submissions, resolution proposals could be preliminarily studied by the Shareholders at the home page of the Company and the Budapest Stock Exchange, at KELER Zrt. and before the start of the meeting, here, at the venue of the General Meeting. According to the Company’s standpoint, the Company is not obliged to publish the invitation to the Company’s General Meeting and the summary of the submissions and resolution proposals in the Magyar Tőkepiac, nationwide financial newspaper, under the effective laws, the effective Articles of Association dated April 7, 2010 or any court decision. However, the invitation to the General Meeting and the summary of the submissions and resolution proposals had been published in the Magyar Tőkepiac, nationwide financial newspaper in order to exclude or minimize potential legal disputes regarding the Company’s announcements.

On the basis of the proxy instruments submitted to the Company, I state that proxies represent the shareholders legally. Shareholders who certified their shareholder status prior to the General Meeting, during registration by way of a securities account statement, issued to the name of the shareholder, however, are not registered in the Shareholders’ Register, may participate the General Meeting but may not exercise voting rights.

Section 304 (3) of the Act IV of 2006 on Business Associations (hereinafter: the Companies Act) sets forth that shareholders are entitled to exercise their rights as shareholders whose names are registered in the Shareholders’ Register at the time of closing the Shareholders’ Register. Magyar Telekom Plc.’s Articles of Association also contains a provision in compliance with these rules. In accordance with the provisions of the law and the Articles of Association, our Announcement for the Annual General Meeting published on March 11, 2011 we called the attention of our Shareholders to the fact that they might exercise their right of vote provided that they had been recorded in the Shareholders’ Register of the Company as owners of shares or nominees at least 6 working days before the General Meeting (i.e. on April 1, 2011 at the latest). The closing of the Shareholders’ Register does not restrict the right of the shareholder to transfer his shares after the closing of the Shareholders’ Register. A transfer of the shares before the date of the General Meeting does not restrict the right of the person registered in the Shareholders’ Register to participate the General Meeting and exercise his shareholder’s rights.

The General Meeting is conducted in Hungarian and in English languages with interpretation. The translator devices are available at the registration desk. I request the Shareholders to announce their name and the number of their voting device into the microphone that we provide in every case when contributing to the discussion. Please always use the microphone during your speech. Let me draw the Shareholders’ kind attention, that only those contributions will be registered in the minutes that are delivered with the use of the microphone. Taking the number of participants into account and in accordance with Section 6.13 (f) of the Articles of Association each contribution is limited to maximum 3 minutes per each shareholder’s contribution. In order to ensure reasonable time management I request the Shareholders to observe the said limit at each agenda point. The planned durance of the General Meeting is approximately 3 hours with a break.

I inform the Distinguished Shareholders that every time entering into Tölösi Conference Center, is only possible following the registration into the mobile entrance system with your entrance card. With regard to this, I request the Shareholders to keep their entrance card during the General Meeting with them and use it again to enter or re-enter the room.

I request the participants to agree to the proceedings of the General Meeting being recorded on tape. I ask the Shareholders whether there are any questions or remarks regarding this? The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 337 059 affirmative votes (97.47%), 51 negative votes (0.00%), and 17 418 362 abstentions (2.53%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.381861%, Negative: 0.000005%, Abstention: 1.670437%.)

I state that, in line with the proposal, the General Meeting adopts the following resolution:

Resolution No. 1/2011 (IV.12)

The General Meeting agrees that the proceedings of the General Meeting shall be recorded on tape.

Christopher Mattheisen: I ask dr. Balázs Máthé to briefly inform us on data security.

Balázs Máthé: I would like to ask whether there is anyone in the room who would like to record the General Meeting in addition to the official recording? Yes, there is a journalist who would like to. Then I ask if there is anyone in the room who has any objection to make an additional voice recording? Thank you very much.

Christopher Mattheisen: I propose to the General Meeting to elect the Chairman of the General Meeting before the discussion of the agenda items begins. Based on the respective submission of the Board of Directors, I propose to the General Meeting to elect me, Christopher Mattheisen, to be the Chairman of the General Meeting. I ask the Shareholders whether there are any questions or remarks regarding this? The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 687 132 891 affirmative votes (99.76%), 301 negative votes (0.00%), and 1 621 300 abstentions (0.24%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 65.896697%, Negative: 0.000029%, Abstention: 0.155484%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 2/2011 (IV.12.).

Chairman: I propose to the Annual General Meeting to elect dr. Gabriella Bognár, in-house legal counsel of Magyar Telekom Nyrt.’s Group legal directorate as Keeper of the Minutes. I further propose that Mr. Roman Zitz, representative of MagyarCom Holding GmbH should authenticate the Minutes. I ask the Shareholders whether there are any questions or remarks regarding this? The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 687 097 634 affirmative votes (99.76%), 0 negative votes (0.00%), and 1 645 600 abstentions (0.24%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 65.893316%, Negative: 0.000000%, Abstention: 0.157815%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 3/2011 (IV.12.).

Chairman: I would like to inform the Shareholders that no motion was submitted to the Board of Directors in connection with the supplementation of the agenda within 8 days upon its publication dated March 11, 2011, therefore it is not possible to adopt any further resolutions on the issues not included in the agenda published as part of the Notice. No further items can be included in the agenda at this General Meeting, because not all of the shareholders are present.

I propose that the General Meeting should approve the order for discussing the items on the agenda in accordance with the announcement. I ask dr. Balázs Máthé, the Chief legal and corporate affairs officer of the Company to make known the agenda.

Balázs Máthé: 1. Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the Company and Magyar Telekom Group in 2010;

2.                   Decision on the approval of the 2010 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

3.                   Decision on the approval of the 2010 annual stand alone financial statements of the Company prepared in accordance with the requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

4.                   Proposal of the Board of Directors for the use of the profit after tax earned in 2010; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2010, on the payment of dividends;

5.                   Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares;

6.                   Decision on the approval of the Corporate Governance and Management Report;

7.                   Decision on granting relief from liability to the members of the Board of Directors;

8.                   Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 2.4. Transfer of shares (b); 2.5. Shareholders’ Register (2.5.3.); 4.5. Payment of Dividends; 4.7. Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange; 5. Rights to Information and Closing of the Shareholders’ Register and 5.3. Closing of the Shareholders’ Register; 6.2. Matters within the Exclusive Scope of Authority of the General Meeting (h), (p); 7.4. Rules of Procedure and Chairman of the Board of Directors (7.4.1. (o)); 8.2. Members of the Supervisory Board (8.2.4.); 8.7. Audit Committee (8.7.1., 8.7.3., 8.7.5.); 9.4. Auditor’s Conflict of Interest;

9.                  Approval of the amended Rules of Procedures of the Supervisory Board;

10.            Election of Member(s) of the Board of Directors, determination of the remuneration of the Board of Directors;

11.            Election of Member(s) of the Supervisory Board;

12.            Election of the Company’s Auditor and determination of its remuneration. Election of the Auditor personally responsible for the audit and the appointed deputy auditor.

Chairman: I ask the Shareholders whether there are any questions or remarks regarding this? The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 688 741 471 affirmative votes (100.00%), 171 negative votes (0.00%), and 250 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 66.050961%, Negative: 0.000016%, Abstention: 0.000024%.)

I state that the General Meeting adopts the order of discussion of the agenda items of the General Meeting, in line with the proposal in Resolution No. 4/2011 (IV.12.).

Chairman: I open the discussion of the first agenda item.

Agenda item No. 1

Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the Company and Magyar Telekom Group in 2010

Chairman: Please allow me to verbally outline the Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the Company and Magyar Telekom Group in 2010 - being informative and containing no resolution proposal - prepared for this agenda item in the English language.

The Chairman presents the Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the Company and Magyar Telekom Group in 2010.(1)

Chairman: I ask the Shareholders whether there are any questions or remarks regarding this agenda item? If there are none, we shall continue with agenda item no. 2.

Agenda item No. 2

Decision on the approval of the 2010 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial

(1)  The Report of the Board of Directors, verbally presented in English language, could have been followed by the Shareholders at the General Meeting as it was displayed simultaneously in Hungarian and in English. The Report of the Board of Directors is Attached in English as Annex.

Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

Chairman: I ask Mr. Máthé, to make known the introduction to the submission.

Balázs Máthé: In accordance with the provisions of the Accounting Act, the Company shall prepare an annual financial statements and as a parent company, a consolidated financial statements to be approved by the General Meeting according to the Companies Act and the Articles of Associations. In line with the Accounting Act, the 2010 consolidated financial statements of Magyar Telekom have been prepared according to the International Financial Reporting Standards and the draft of it was published where stipulated in the Articles of Association. PricewaterhouseCoopers Kft. audited the financial statements and certified it as authentic. Subsequent to the General Meeting, Magyar Telekom Plc. deposits and discloses its financial statements in compliance with the provisions of the Accounting Act and the relevant regulations.

Chairman: I request dr. László Pap, Chairman of the Supervisory Board to outline the essence of the Supervisory Board’s report related to this agenda item verbally.

dr. László Pap: Distinguished Shareholders! The Supervisory Board’s report prepared for the General Meeting is included in whole in the disclosed documents and in the handout has been distributed to the Shareholders. The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2010 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards as endorsed by the EU, to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance. In the opinion of the Supervisory Board, the financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2010 consolidated annual financial statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards as endorsed by the EU with Balance Sheet Total Assets and Profit for the year in accordance with the proposal of the Board of Directors and the Audit Committee.

Chairman: Thank you. I request dr. János Illéssy, Chairman of the Audit Committee to make known the essence of the Audit Committee’s report related to this agenda item.

dr. János Illéssy: Distinguished Shareholders! Dear Mr. Chairman! The Audit Committee’s report prepared for the General Meeting is also included in whole in the disclosed documents and in the handout has been distributed to the Distinguished Shareholders. The Audit Committee reviewed the 2010 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards as endorsed by the EU to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant opinion of the independent external auditor. The Audit Committee, based on its activities performed during the year and the discussion with and report of the independent external auditor, agrees with the content of the financial statements and the proposal. The Audit Committee proposes to the General Meeting for approval the 2010 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards as endorsed by the EU, including Balance Sheet Total Assets of HUF 1,109,006 million and Profit for the year of HUF 77,371 million. Thank you.

Chairman: Thank you very much. I request Márta Hegedűsné Szűcs representative of the Auditor, to verbally outline the essence of the Auditor’s Report on the Y2010 consolidated financial statements of the Magyar Telekom Group as prescribed by the Accounting Act according to the International Financial Reporting Standards, as endorsed by the EU.

Márta Hegedűsné Szűcs: Distinguished Shareholders! PricewaterhouseCoopers has audited the 2010 consolidated annual report of Magyar Telekom Group. As a result of the audit, we have issued an unqualified opinion, a brief summary of which is as follows. During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the consolidated financial statements of Magyar Telekom Nyrt. in accordance with Hungarian Standards on Auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU. In our opinion, the financial statements give a true fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2010, and of the results of its operation for the year then ended in accordance with international Financial Reporting Standards as adopted by the EU. The business report is consistent with the disclosures of the consolidated financial statements. Based on all these, we propose to the General Meeting for approval the report. Thank you.

Chairman: Thank you very much. I open the floor for discussion of the agenda item and request Shareholders to ask their questions and make their remarks regarding this agenda item. If there are no remarks, I ask Mr. Máthé to make known the resolution proposal.

Balázs Máthé: “The General Meeting approves the 2010 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), as endorsed by the EU including Balance Sheet Total Assets of HUF 1,109,006 million and Profit for the year 2010 of HUF 77,371 million.”

Chairman: The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 688 742 071 affirmative votes (100.00%), 61 negative votes (0.00%), and 12 370 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 66.051019%, Negative: 0.000006%, Abstention: 0.001186%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 5/2011 (IV.12.).

Agenda item No. 3

Decision on the approval of the 2010 annual stand alone financial statements of the Company prepared in accordance with the requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

Chairman: I ask Mr. Máthé, to make known the introduction to the submission.

Balázs Máthé: Magyar Telekom Plc.’s Y2010 stand-alone financial statement was prepared according to the requirements of the Accounting Act and the draft of it was published where stipulated in the Articles of Association. The approval on it, according to the Companies Act and the Articles of Association, falls into the exclusive competence of the General Meeting. The annual financial statements of Magyar Telekom Plc. are submitted for discussion by the Board of Directors in line with the submission. I make known that the report was audited by the Auditor if the Company, PricewaterhouseCoopers Kft. and was certified as authentic.

Chairman: Thank you very much. I request dr. László Pap, Chairman of the Supervisory Board to outline the essence of the Supervisory Board’s report related to this agenda item verbally.

dr. László Pap: Distinguished Shareholders! The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2010 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance. In the opinion of the Supervisory Board, the financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2010 annual stand alone financial statements of the Company prepared according to the Hungarian Accounting Regulations (HAR) with Balance Sheet Total Assets and After-tax Net Income in accordance with the proposal of the Board of Directors and the Audit Committee.

Chairman: Thank you very much. I request dr. János Illéssy, Chairman of the Audit Committee to make known the essence of the Audit Committee’s Report related to this agenda item.

dr. János Illéssy: Distinguished Shareholders! The Audit Committee also reviewed the 2010 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and further listened to the relevant report of the independent external auditor. The Audit Committee, based on its activities performed during the year and the opinion of the independent external auditor, agrees with the content of the financial statements and the proposal. The Audit Committee proposes to the General Meeting for approval the Y2010 Annual Report of the Company prepared according to the Hungarian Accounting Regulations, including Balance Sheet Total Assets of HUF 921,747 million and After-tax Net Income of HUF 64,929 million.

Chairman: Thank you very much. I request Márta Hegedűsné Szűcs, representative of the Auditor, to verbally outline the essence of the Auditor’s Report prepared in relation to the Y2010 stand alone Financial Statement.

Márta Hegedűsné Szűcs: Distinguished Shareholders! PricewaterhouseCoopers has audited the 2010 stand alone annual report of the Company in addition to the auditing of the consolidated report of the Magyar Telekom Group and we issued an unqualified opinion, the essence of which is briefly the following. During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the financial statements of Magyar Telekom Nyrt. in accordance with the Hungarian and International Standards, on auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the financial statements have been prepared in accordance with the provision of the accounting law and with accounting principles generally accepted. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2010, and of the results of its operations for the year then ended. The business report is consistent with the disclosures in the financial statements. Based on our auditing, we propose to the General Meeting for approval the report.

Chairman: Thank you. I open the floor for discussion of the agenda item and request the Shareholders to ask their questions and make their remarks, regarding this agenda item. If there are no remarks, I ask Mr. Máthé to make known the resolution proposal.

Balázs Máthé: “The General Meeting approves the Y2010 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 921,747 million and After-tax Net Income of HUF 64,929 million.”

Chairman: The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 688 739 091 affirmative votes (100.00%), 61 negative votes (0.00%), and 1 400 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 66.050733%, Negative: 0.000006%, Abstention: 0.000134%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 6/2011 (IV.12.).

Agenda item No. 4

Proposal of the Board of Directors for the use of the profit after tax earned in 2010; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2010, on the payment of dividends

Chairman: I ask Mr. Máthé, to make known the submission and the resolution proposal.

Balázs Máthé: I announce that according to the Hungarian Accounting Act the profit after tax of Magyar Telekom Plc. in Y2010 was HUF 64,929 million. According to the Companies Act and the Articles of Association the decision on the use of after-tax earnings belongs to the exclusive scope of authority of the General Meeting. I make known the resolution proposal:

“A dividend of HUF 50 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2010.

The HUF 52,117,584,050 to be disbursed as dividends shall be paid from the after-tax profits of HUF 64,929,146,513 based on HAR figures. The company shall allocate the remaining amount of HUF 12,811,562,463 as profit reserves.

May 12, 2011 shall be the first day of dividend disbursement. The record date shall be May 5, 2011.

On April 22, 2011, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.”

Chairman: Thank you very much. I request dr. László Pap Chairman of the Supervisory Board to outline the essence of the Supervisory Board’s report on this agenda item verbally.

dr. László Pap: Distinguished Shareholders! The Supervisory Board, with the involvement of the Audit Committee, discussed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 50 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2010. The Supervisory Board provided prior approval to the proposal of the Board of Directors with respect to dividend payment and proposes the proposal to the General Meeting for approval.

Chairman: Thank you very much. I request dr. János Illéssy, Chairman of the Audit Committee to make known the essence of the Audit Committee’s report related to this agenda item verbally.

dr. János Illéssy: Distinguished Shareholders! The Audit Committee reviewed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 50 per ordinary share to the shareholders from the profit of 2010. The Audit Committee agrees with the proposal and also proposes it to the General Meeting for approval.

Chairman: Thank you very much. I request Márta Hegedűsné Szűcs, representative of the Auditor, to verbally outline the auditor’s opinion.

Márta Hegedűsné Szűcs: Distinguished General Meeting! As you may see in the figures of the profit and loss statement and the balance sheet, the net income and the results of the Company provides sufficient resources to pay the proposed dividend. Therefore, we propose the General Meeting to approve it.

Chairman: Thank you very much. I ask the Shareholders whether there are any questions or remarks regarding this agenda item? If there are none, I inform the Shareholders that the voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 688 729 731 affirmative votes (100.00%), 1 451 negative votes (0.00%), and 10 600 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 66.049835%, Negative: 0.000139%, Abstention: 0.001017%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 7/2011 (IV.12.).

Agenda item No. 5

Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares

Chairman: I ask Mr. Máthé, to make known the submission and the resolution proposal.

Balázs Máthé: The Board of Directors proposes to the General Meeting to give an authorization to purchase treasury shares. I make known the resolution proposal:

“The General Meeting authorizes the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of Magyar Telekom Plc. The purpose of the authorization is to supplement Magyar Telekom’s current shareholder remuneration policy in line with international practice.

The authorization will be valid for 18 months starting from the date of approval of this General Meeting resolution. The shares to be purchased on the basis of this authorization may not at any time account for more than 10% of the share capital (i.e. up to 104,274,254 ordinary shares) of Magyar Telekom Plc.

The shares can be purchased through the stock exchange. The equivalent value per share paid by Magyar Telekom Plc. may not be more than 5% above the market price of the share determined by the opening auction on the trading day at the Budapest Stock Exchange. The minimum value to be paid for one share is HUF 1.

The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume has been reached.

Authorization granted to the Board of Directors by Resolution No. 27/2010. (IV.7.) of the General Meeting is hereby repealed.”

Chairman: Thank you. I ask the Shareholders whether there are any questions or remarks regarding this agenda item? If there are none, I inform the Shareholders that the voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote now.

The result of the voting: the General Meeting has adopted the resolution with 673 349 904 affirmative votes (97.76%), 14 968 negative votes (0.00%), and 15 389 610 abstentions (2.23%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.574895%, Negative: 0.001435%, Abstention: 1.475878%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 8/2011 (IV.12.).

Agenda item No. 6

Decision on the approval of the Corporate Governance and Management Report

Chairman: I ask Mr. Máthé, to make known the submission and the resolution proposal.

Balázs Máthé: Pursuant to the Companies Act, if the shares of the publicly operating companies are listed on the Budapest Stock Exchange, the Board of Directors must submit the corporate governance and management report to the Annual General Meeting of the company, together with the annual financial statements prepared according to the Accounting Act. The Act also provides that the report can only be submitted to the General Meeting upon its prior approval by the Supervisory Board. The report and its annexed declaration were prepared on the basis of the provisions of the Companies Act and the Corporate Governance Recommendations of the Budapest Stock Exchange. The Board of Directors submits to the General Meeting the Corporate Governance and Management Report Y2010 of Magyar Telekom Plc. in line with the submission.

Chairman: I ask dr. László Pap, Chairman of the Supervisory Board to outline the essence of the Supervisory Board’s opinion on the Corporate Governance and Management Report verbally.

dr. László Pap: Distinguished Shareholders! The Supervisory Board discussed the Corporate Governance Report of the Company and, with its prior approval, proposes this to the General Meeting for approval.

Chairman: Thank you very much! I ask the Shareholders whether there are any questions or remarks regarding this agenda item? If there are none, I ask Mr. Máthé to make known the resolution proposal.

Balázs Máthé: “The General Meeting has reviewed and approves the Corporate Governance and Management Report Y2010 of the Company.”

Chairman: The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 688 737 979 affirmative votes (100.00%), 1 061 negative votes (0.00%), and 4 732 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 66.050626%, Negative: 0.000102%, Abstention: 0.000454%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 9/2011 (IV.12.).

Agenda item No. 7

Decision on granting relief from liability to the members of the Board of Directors

Chairman: I ask Mr. Máthé, to make known the submission and the resolution proposal.

Balázs Máthé: According to Section 30 (5) of the Companies Act, the Articles of Association requires that the general meeting to put on the agenda the evaluation of the work of the senior officers in the previous financial year and to decide on granting relief from liability to the senior officers. According to the Articles of Association and the Companies Act, decision on granting liability relief is within the exclusive authority of the General Meeting. We propose to the General Meeting to adopt the following resolution proposal regarding the relief to the members of the Board of Directors:

“The General Meeting of Magyar Telekom Plc. - having evaluated the work in the previous financial year of the Board members of the Company - hereby decides to grant the relief from liability for the members of the Board of the Company with respect to the 2010 business year in accordance with Section 30 (5) of the Companies Act. By granting this relief, the General Meeting confirms that the members of the Board have performed their work in 2010 by giving priority to the interests of the Company. The relief from liability granted by this resolution shall be cancelled in the event of a subsequent binding court ruling declaring the information based on which the relief of liability was granted was false or insufficient.”

Chairman: I ask the Shareholders whether there are any questions or remarks regarding this agenda item? If there are none, I inform the Shareholders that the voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 688 753 311 affirmative votes (100.00%), 2 161 negative votes (0.00%), and 0 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 66.052097%, Negative: 0.000207%, Abstention: 0.000000%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 10/2011 (IV.12.).

Agenda item No. 8

Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 2.4. Transfer of shares (b); 2.5. Shareholders’ Register (2.5.3.); 4.5. Payment of Dividends; 4.7. Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange; 5. Rights to Information and Closing of the Shareholders’ Register and 5.3. Closing of the Shareholders’ Register; 6.2. Matters within the Exclusive Scope of Authority of the General Meeting (h), (p); 7.4. Rules of Procedure and Chairman of the Board of Directors (7.4.1. (o)); 8.2. Members of the Supervisory Board (8.2.4.); 8.7. Audit Committee (8.7.1., 8.7.3., 8.7.5.); 9.4. Auditor’s Conflict of Interest

Chairman: I request Mr. Máthé to make known the reasons for the modification of the Articles of Association of Magyar Telekom Plc and the submission.

Balázs Máthé: Thank you. I will present the reasons for the various modification of the Articles of Association of Magyar Telekom Plc. as per the relevant points. The textual modifications are displayed on the screen so that Shareholders may easily follow, we are working on it, and they have been published in all cases and are part of the documentation package You have received at registration. If, at any points, someone requires the verbatim read-out, i.e. a word-by-word presentation of the text displayed on the screen, in order to make an unambiguous decision, please let us know. However, in order of the effective conduct of the General Meeting, I would not read out the text displayed at screen. Now please display the modifications of the Articles of Association on the screen.

1. Due to the change of the sites and branch offices of the Company, sites and branch offices have to be inserted in and deleted from Section 1.4. of the Articles of Association. The textual modification proposal, which is part of the submission, as I mentioned, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

2. The Company provides tied agent services for more credit institutes regarding selling mobile phones (TEÁOR no. 66.19.’08 Other activities auxiliary to financial services). Additionally the Company provides insurance intermediaries services regarding telephone insurance (66.22.’08 Other activities auxiliary to financial services). Neither activity, in the form exercised by the Company, requires permission from the Company. Based on this Section 1.6.2 (Other activities) of the Articles of Association is supplemented. The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the amendment of Section 1.6.2. of the Articles of Association according to the submission.

3. Section 2.4. (Transfer of Shares) (b) of the Articles of Association is amended to be more precisely align and harmonized with the provisions of the Companies Act and the Articles of Association. The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the amendment of Section 2.4.[(b)] of the Articles of Association according to the submission.

4. Act CLIX of 2010 on the modification of financial acts entered into force on January 1, 2011, which among others, modified Section 304 (2) of the Companies Act. According to the modification of the law, limited companies shall implement the provisions of the modifications into their Articles of Associations and submit the Articles of Association to the Court of Registry latest until June 30, 2011. Regarding to this provision, Section 2.5.3. (Shareholders’ Register) of the Articles of Association shall be amended. The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the amendment of Section 2.5.3. of the Articles of Association according to the submission.

5. Section 4.5. (Payment of Dividends) of the Articles of Association is amended to be more precisely align and harmonized with the provisions of the Companies Act. The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the amendment of Section 4.5. of the Articles of Association according to the submission.

6. Section 4.7. (Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange) of the Articles of Association is now outdated, therefore it is deleted. The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the deletion of Section 4.7. of the Articles of Association according to the submission.

7. Section 5. (Rights to Information and Closing of the Shareholders’ Register), 5.3. (Closing of Shareholders’ Register) of the Articles of Association covers the provisions of Section 2.5.3., therefore it is deleted to be more align and harmonized with the provisions of the Articles of Associations. Accordingly, the title of Section 5 is amended. The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the deletion of Section 5.3 and regarding this, the amendment of the title of Section 5. of the Articles of Association according to the submission.

8. Section 6.2 (Matters within the Exclusive Scope of Authority of the General Meeting) (h) of the Articles of Association is amended to be more precisely align with the terminology of the Companies Act. Because of the deletion of Section 4.7. the reference thereof shall be deleted from Section 6.2. (Matters within the Exclusive Scope of Authority of the General Meeting) (p). The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the amendment of Section 6.2. (h) and (p) of the Articles of Association according to the submission.

9. Section 7.4.1. (7.4. Rules of Procedure and Chairman of the Board of Directors) is supplemented, as a result of the modification of Act on Capital Markets effective as of January 1, 2011. The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the amendment of Section 7.4.1. (o) of the Articles of Association according to the submission.

10. Background of the amendment of Section 8.2.4. (8.2. Members of the Supervisory Board) is to be more align and harmonized with Labor Code and the amendment of Rules of Procedure of the Supervisory Board. In view of the number of employees, there are more Workers’ Councils operating at the Company, therefore, in accordance with the Labor Code, a Central Workers’ Council also has to be established. Employee representatives are nominated to the Supervisory Board by the Central Workers’ Council, after hearing the opinion of the trade unions (currently two) operating at the company. In compliance with this, the referred Section of the Articles of Association is amended. The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the amendment of Section 8.2.4. of the Articles of Association according to the submission.

11. Background of the amendment of the provisions of the Articles of Association regarding the Audit Committee: the amendment of the Rules of Procedure of the Audit Committee was approved on February 2, 2011 and the American Depositary Shares of the Company have been delisted from the New York Stock Exchange effective November 12, 2011. The respective provisions (Section 8.7. Audit Committee) of the Articles of Association have to be harmonized with the new Rules of Procedure of the Audit Committee, therefore Sections 8.7.1., 8.7.3. and 8.7.5. of the Articles of Association are amended. The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposals each individually are as follows:

The General Meeting approves the amendment of Section 8.7.1. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 8.7.3. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 8.7.5. of the Articles of Association according to the submission.

12. Section 9.4. (Auditor’s Conflict of Interest) of the Articles of Association is amended to be more precisely align and harmonized with the provisions of the Companies Act. The textual modification proposal, which is part of the submission, can be seen on the screen. The relevant resolution proposal:

The General Meeting approves the amendment of Section 9.4. of the Articles of Association according to the submission.

Chairman: Thank you very much. I ask the Shareholders whether there are any questions or remarks regarding this agenda item? Please.

Klára Erdős shareholder: Thank you very much. Excuse me for speaking while sitting, but I have this dossier in my hand and I can not stand up with it. I am Klára Erdős and my voting device is no. 439. I would like to clarify an issue with regard to the interpretation of Section 5 of the Articles of Association. I am reading the amended and restated version and I read the following in Section 5.2.: “Each shareholder has the right to attend the General Meeting, request information and make comments. Holders of voting shares have the right to make proposals and to vote”. If I understand correctly, before the beginning of the General Meeting the gentleman was a shareholder, but without voting rights, because he was not registered in the Shareholders’ Register. Do I understand it correctly?

Máthé Balázs: No, Mr. Kustra was not registered properly according to the published registration rules. So he has the same shares.

Klára Erdős shareholder: He was a shareholder without voting rights, but his shareholder status was not questioned.

Máthé Balázs: He has the same ordinary shares like You have, but it seems, that his securities account manager, I do not want to say the name, did not register him properly, in accordance with the requirements, therefore, he was not registered in the Shareholders’ Register, kept by KELER Zrt.

Klára Erdős shareholder: Right, so it is justified that he had to move somewhere else from the voting shareholders’ section, but I think that because of this he may not make a motion and may not vote because him, it is not about him, it can happen to any of us here so he could have made comments or asked questions. Because he is recognized as a shareholder, because he has shares although he may not exercise his right to make motions and ask questions at this General Meeting.

Balázs Máthé: Thank you for your remark. I think Your question is not connected to the proposed amendments of the Articles of Association.

Chairman: Yes. Other remark or question? If, there are none, I inform the Shareholders that the voting ratio necessary for adopting these resolutions is three-quarters majority. Please cast your votes on each individual modification proposal. I propose that the General Meeting approves the following resolution proposals.

Resolution proposal no. 1: “The General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 611 873 affirmative votes (97.51%), 1 756 077 negative votes (0.25%), and 15 386 278 abstentions (2.23%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.408216%, Negative: 0.168409%, Abstention: 1.475559%.)

I state that the General Meeting adopts the resolution proposal regarding the modification of Section 1.4. of the Articles of Associations in Resolution No. 11/2011 (IV.12.).

Resolution proposal no. 2: “The General Meeting approves the amendment of Section 1.6.2. of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 611 863 affirmative votes (97.51%), 1 754 987 negative votes (0.25%), and 15 386 278 abstentions (2.23%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.408215%, Negative: 0.168305%, Abstention: 1.475559%.)

I state that the General Meeting adopts the resolution proposal regarding the modification of Section 1.6.2. of the Articles of Associations in Resolution No. 12/2011 (IV.12.).

Resolution proposal no. 3: “The General Meeting approves the amendment of Section 2.4. (b) of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 611 613 affirmative votes (97.51%), 1 756 087 negative votes (0.25%), and 15 386 278 abstentions (2.23%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.408191%, Negative: 0.168410%, Abstention: 1.475559%.)

I state that the Annual General Meeting adopts the resolution proposal regarding the modification of Section 2.4. (b) of the Articles of Associations in Resolution No. 13/2011 (IV.12.).

Resolution proposal no. 4: “The General Meeting approves the amendment of Section 2.5.3. of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 599 556 affirmative votes (97.51%), 1 754 987 negative votes (0.25%), and 15 387 078 abstentions (2.23%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.407035%, Negative: 0.168305%, Abstention: 1.475635%.)

I state that the Annual General Meeting adopts the resolution proposal regarding the modification of Section 2.5.3. of the Articles of Associations in Resolution No. 14/2011 (IV.12.).

Resolution proposal no. 5: “The General Meeting approves the amendment of Section 4.5. of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 588 966 affirmative votes (97.51%), 1 766 677 negative votes (0.26%), and 15 385 278 abstentions (2.23%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.406020%, Negative: 0.169426%, Abstention: 1.475463%.)

I state that the General Meeting adopts the resolution proposal regarding the modification of Section 4.5. of the Articles of Associations in Resolution No. 15/2011 (IV.12.).

Resolution proposal no 6: “The General Meeting approves the deletion of Section 4.7. of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 587 563 affirmative votes (97.51%), 1 780 387 negative votes (0.26%), and 15 385 278 abstentions (2.23%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.405885%, Negative: 0.170741%, Abstention: 1.475463%.)

I state that the General Meeting adopts the resolution proposal regarding the deletion of Section 4.7. of the Articles of Associations in Resolution No. 16/2011 (IV.12.).

Resolution proposal no 7: “The General Meeting approves the deletion of Section 5.3. of the Articles of Association, and regarding this, the amendment of the title of Section 5. according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 575 056 affirmative votes (97.51%), 1 756 077 negative votes (0.25%), and 15 395 878 abstentions (2.24%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.404686%, Negative: 0.168409%, Abstention: 1.476479%.)

I state that the General Meeting adopts the resolution proposal regarding the deletion of Section 5.3 and regarding this, the amendment of the title of Section 5. of the Articles of Associations in Resolution No. 17/2011 (IV.12.).

Resolution proposal no. 8: “The General Meeting approves the amendment of Section 6.2. (h) and (p) of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 589 766 affirmative votes (97.51%), 1 766 484 negative votes (0.26%), and 15 395 878 abstentions (2.24%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.406096%, Negative: 0.169407%, Abstention: 1.476479%.)

I state that the General Meeting adopts the resolution proposal regarding the modification of Section 6.2. (h) and (p) of the Articles of Associations in Resolution No. 18/2011 (IV.12.).

Resolution proposal no. 9: “The General Meeting approves the amendment of Section 7.4.1. (o) of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 319 318 affirmative votes (97.47%), 1 769 787 negative votes (0.26%), and 15 659 791 abstentions (2.27%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.380160%, Negative: 0.169724%, Abstention: 1.501789%.)

I state that the General Meeting adopts the resolution proposal regarding the modification of Section 7.4.1. (o) of the Articles of Associations in Resolution No. 19/2011 (IV.12.).

Resolution proposal no 10: “The General Meeting approves the amendment of Section 8.2.4. of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 597 931 affirmative votes (97.51%), 1 756 087 negative votes (0.25%), and 15 395 878 abstentions (2.24%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.406879%, Negative: 0.168410%, Abstention: 1.476479%.)

I state that the Annual General Meeting adopts the resolution proposal regarding the modification of Section 8.2.4. of the Articles of Associations in Resolution No. 20/2011 (IV.12.).

Resolution proposal no. 11: “The General Meeting approves the amendment of Section 8.7.1. of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 590 531 affirmative votes (97.51%), 1 754 977 negative votes (0.25%), and 15 397 278 abstentions (2.24%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.406170%, Negative: 0.168304%, Abstention: 1.476614%.)

I state that the Annual General Meeting adopts the resolution proposal regarding the modification of Section 8.7.1. of the Articles of Associations in Resolution No. 21/2011 (IV.12).

Resolution proposal no. 12: “The General Meeting approves the amendment of Section 8.7.3. of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 585 024 affirmative votes (97.51%), 1 754 987 negative votes (0.25%), and 15 408 785 abstentions (2.24%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.405641%, Negative: 0.168305%, Abstention: 1.477717%.)

I state that the General Meeting adopts the resolution proposal regarding the modification of Section 8.7.3. of the Articles of Associations in Resolution No. 22/2011 (IV.12.).

Resolution proposal no. 13: “The General Meeting approves the amendment of Section 8.7.5. of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 590 531 affirmative votes (97.51%), 1 757 087 negative votes (0.26%), and 15 396 278 abstentions (2.24%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.406170%, Negative: 0.168506%, Abstention: 1.476518%.)

I state that the Annual General Meeting adopts the resolution proposal regarding the modification of Section 8.7.5. of the Articles of Associations in Resolution No. 23/2011 (IV.12.).

Resolution proposal no. 14: “The General Meeting approves the amendment of Section 9.4. of the Articles of Association according to the submission.”

I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 671 601 131 affirmative votes (97.51%), 1 756 087 negative votes (0.25%), and 15 386 678 abstentions (2.23%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.407186%, Negative: 0.168410%, Abstention: 1.475597%.)

I state that the General Meeting adopts the resolution proposal regarding the modification of Section 9.4. of the Articles of Associations in Resolution No. 24/2011 (IV.12.).

Chairman: Agenda item no. 9 [Approval …] The Supervisory … Excuse me, the microphone please.

Klára Erdős shareholder: Klára Erdős, voting device no. 439. I noticed that we skipped resolution proposal no. 8, but maybe I did not listen… because after 4.7. and 5.3., Section 6.2. should have been discussed, but 7.4.5. came. Please check it, someone who followed this, because I did not see it.

Chairman: Balázs?

Balázs Máthé: According to the Keeper of the Minutes it was discussed. Of course, we will check it based on the voice recording, this is our standpoint.

Chairman: Thank you very much.

Agenda item No. 9

Approval of the amended Rules of Procedures of the Supervisory Board

Chairman: I request dr. László Pap, Chairman of the Supervisory Board, to make known the submission.

dr. László Pap: Distinguished Shareholders! The proposed modifications prepared for the General Meeting is included in whole in the disclosed documents and in the handout has been distributed to the Shareholders. According to Section 34 (4) of the Act IV of 2006 on Business Associations (i.e. the Companies Act) and Section 8.4.1. of the Articles of Association, the Supervisory Board (i.e. the SB) establishes its own Rules of Procedure, which are approved by the General Meeting. The SB amended its Rules of Procedure at its meeting held on February 16, 2011 and submits it to the General Meeting for approval now. I briefly summarize the amended Sections:

1. According to Section 39 (1) of the Companies Act, I quote “The employee representatives are nominated to the supervisory board by the workers’ council from among the employees, after hearing the opinion of the trade unions operating at the company.” At Magyar Telekom Plc. (i.e. at the Company), in view of the number of employees, there are more Workers’ Councils operating, therefore, in accordance with the Labor Code, a Central Workers’ Council also has to be established from the delegates of the local Workers’ Councils. Employee representatives are nominated to the SB by the Central Workers’ Council. There are more (at present two) trade unions operating at the Company, therefore, the opinions of all trade unions have to be heard by the Central Workers’ Council when nominating the employee representatives. In accordance with this, Sections 2.4., 2.5. and 10.9. of the Rules of Procedure shall be amended.

2. There are amendments which are necessary to harmonize with the amendments to the Articles of Association. So Sections 2.1. and 2.4. of the Rules of Procedure shall be amended accordingly.

3. Further, there are technical amendments, I will list those quickly, which are necessary partly due to the amendment of the Articles of Association, partly due to simple changes in the abbreviations, and due to the harmonization of the Hungarian and English versions. These are in Sections 1.1., 2.1., 2.3., 2.5., 3.1., 3.2., 3.4., 3.12., 3.13., 3.15., 3.17., 4.2., 4.5., 6., 8., 9.1., 9.2., 9.3., 10.1., 10.2., 10.8., 10.9. and 11. of the Rules of Procedure shall be amended, Sections 2.2., 2.4., 3.6., 3.7., 3.9., 3.11. and 5.6.

only in the Hungarian version technically, and the Title, Sections 3.10., 3.14., 4.4., 4.6., 5.1., 5.2., 5.3., 7.1. and the Final clause only in the English version of the Rules of Procedure shall be amended.

The modifications concerning the Rules of Procedure are indicated with tracks in the text.

Chairman: Thank you. I ask the Shareholders whether there are any questions or remarks regarding this agenda item? If there are none, I make known the resolution proposal:

“The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.”

The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 673 348 492 affirmative votes (97.77%), 1 151 negative votes (0.00%), and 15 386 278 abstentions (2.23%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.574760%, Negative: 0.000110%, Abstention: 1.475559%.)

I state that the General Meeting adopts in Resolution no. 25/2011 (IV.12.) the proposal to amend the Rules of Procedure of the Supervisory Board.

Agenda item No. 10

Election of Member(s) of the Board of Directors, determination of the remuneration of the Board of Directors

Chairman: I announce that one member of the Board of Directors of Magyar Telekom Plc., Mr. Guido Kerkhoff, resigned in the period following the previous Annual General Meeting and prior to this Annual General Meeting. I inform the General Meeting that according to the Companies Act and Section 8.7.1. of the Articles of Association the Board of Directors is comprised of minimum 3 and maximum 11 members. The Company continuously complied and currently complies with this requirement. I further inform the Shareholders that no proposal was submitted on the person of the new Board member, in lack of which the General Meeting can not make a decision with regard to this part of the agenda item.

I request Mr. Máthé, to make known the submission and resolution proposal of the second part of the agenda item.

Balázs Máthé: The Remuneration Committee of Magyar Telekom Plc. makes proposal regarding the remuneration of the Board of Directors for the General Meeting in accordance with Section 2.1. of the Rules of Procedure of the Remuneration Committee. The Remuneration Committee proposes the following resolution proposal to the General Meeting:

“The General Meeting determines the remuneration of the members of the Board of Directors as follows:

Chairman of the Board of Directors: HUF 600,000 / month,

Members of the Board of Directors: HUF 400,000 / month.”

Chairman: I ask the Shareholders whether there are any questions or remarks regarding this part of the agenda item? If there are none, I inform the Shareholders that the voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 673 340 230 affirmative votes (97.76%), 5 121 negative votes (0.00%), and 15 390 570 abstentions (2.23%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 64.573967%, Negative: 0.000491%, Abstention: 1.475970%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 26/2011 (IV.12.).

Agenda item No. 11

Election of Member(s) of the Supervisory Board

Chairman: With respect to agenda item no. 11 (Election of Member(s) of the Supervisory Board) the Board of Directors proposes the following person to be elected by the General Meeting:

•      dr. Konrad Wetzker (independent Supervisory Board member candidate).

The biography of the candidate was available in the published documents, and I now ask the Shareholders whether there are any questions or remarks regarding this agenda item? If there are no remarks I make known the resolution proposal.

“The General Meeting elects dr. Konrad Wetzker to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then his assignment lasts until the date of the General Meeting.”

The voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 688 728 028 affirmative votes (100.00%), 2 161 negative votes (0.00%), and 5 732 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 66.049672%, Negative: 0.000207%, Abstention: 0.000550%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 27/2011 (IV.12.).

Chairman: [Responding to a question not told in the microphone regarding the presence of the candidate] No, he is not present.

Agenda item No. 12

Election of the Company’s Auditor and determination of its remuneration. Election of the Auditor personally responsible for the audit and the appointed deputy auditor

Chairman: I announce that the assignment of PricewaterhouseCoopers Kft., as the auditor of Magyar Telekom, expires today. Due to this fact it is necessary to elect a new auditor and a person who will be personally responsible for the audit activities. According to the Articles of Association of the Company, it is the competence of the Audit Committee to propose the auditor to the General Meeting. I request dr. János Illéssy, Chairman of the Audit Committee, to make known the proposal of the Audit Committee to the Shareholders.

dr. János Illéssy: Distinguished Shareholders! The Audit Committee reviewed and evaluated the performance, qualifications, internal quality-control system and independent status of the Independent External Auditor of the Company. The AC will submit a proposal in relation to the election and determination of the remuneration of the Company’s Independent External Auditor, and the election of the Auditor personally responsible for the audit and the appointed Deputy Auditor. Before presenting this submission, I would like to submit three elements of the contract to You and propose for approval. These three elements are the scope of the contract, the billing and payment, and third the term of the contract.

Scope of the contract (as material element):

The audit of the annual financial statements of the Company prepared according to the Hungarian Accounting Act (HAR), and the audit of the annual consolidated financial statements of Magyar Telekom Group prepared in accordance with the International Financial Reporting Standards (IFRS) for the fiscal year 2011. This would be the scope.

(Regarding) Billing and payment:

The fee of the Auditor shall be paid in 12 equal monthly installments. The Auditor may change the fees reasonably and proportionally if the scope of the work is changed (for example, significant change in Magyar Telekom Group, significant change in business or regulatory circumstances) for an unforeseeable reason, or if excess work arises for a reason attributable to the interests of the Company, provided that the scope and fees of the excess work are mutually agreed in advance by the contracting parties and the Audit Committee pre-approves the same according to its Pre-Approval Policy.

(As the third material element) Duration of the contract:

The contract is for the period ending May 31st, 2012 or if the Annual General Meeting closing the 2011 fiscal year will be held prior to May 31st 2012 then until the date thereof.

Now, I would like to present the verbatim resolution proposal of the Audit Committee:

“The General Meeting elects as Auditor of Magyar Telekom Plc. (the “Company”)

PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16; company registration number: 01-09-063022; registration number: 001464)

personally Márta Hegedűsné Szűcs as registered Auditor

Chamber membership number: 006838

Address: 2071 Páty, Várhegyi u. 6.

Mother’s maiden name: Julianna Hliva

to perform audit services for the year 2011, for the period ending May 31st 2012 or if the Annual General Meeting closing the 2011 fiscal year will be held prior to May 31st 2012 then on the date thereof.

In the event that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Nikoletta Róka (chamber membership number: 005608, mother’s maiden name: Györgyi Soós, address: 1163 Budapest, Gutenberg u. 17.) to act as responsible Auditor.

The General Meeting approves HUF 180,000,000 + VAT + 8% related costs + VAT be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

The General Meeting approves the contents of the material elements of the contract to be concluded with the Auditor according to the submission.”

This is the proposal of the Audit Committee to the General Meeting, as the resolution.

Chairman: Thank you Mr. Illéssy. I ask the Shareholders whether there are any questions or remarks regarding this agenda item? If there are none, I inform the Shareholders that the voting the voting ratio necessary for adopting this resolution is simple majority. I put the proposal to the vote.

The result of the voting: the General Meeting has adopted the resolution with 688 687 100 affirmative votes (99.99%), 12 761 negative votes (0.00%), and 16 060 abstentions (0.00%), with the number of votes cast indicated by the computer and recorded in the minutes. (Voting ratios in proportion to the registered capital: Affirmative: 66.045747%, Negative: 0.001224%, Abstention: 0.001540%.)

I state that the General Meeting adopts the resolution proposal in Resolution No. 28/2011 (IV.12.).

Chairman: With no more items on the agenda of today’s General Meeting, let me thank the Shareholders their participation. I declare the General Meeting closed at 1:13 pm.

Christopher Mattheisen	dr. Gabriella Bognár
Chairman of the General Meeting	Keeper of the Minutes

Roman Zitz
Authenticator of the Minutes

Countersigned by:

dr. Balázs Máthé
Chief Legal Counsel
Chief legal and corporate affairs officer
In House certificate No.: 13691

p

Annual General Meeting April 12, 2011 Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the Company and Magyar Telekom Group in 2010 Christopher Mattheisen Chairman and CEO

Main strategic priorities of MT for 2011-15

Save for Service

Maintain leadership

Focused innovation

FIX

TRANSFORM

INNOVATE

STABLE CASH GENERATION

2

2 Main strategic priorities of MT for 2011-15 Based on core beliefs MT set its main priorities for the next strategic timeframe Keep or increase market shares Excel in mobile BB and TV segments Keep positions in high-margin voice segments Innovation to clearly support core business Add new services to increase share of wallet Simplified and focused lean operation Lower cost structure E2E responsibilities Maintain leadership Focused innovation Save for Service TRANSFORM INNOVATE FIX STABLE CASH GENERATION

3 Macroeconomic environment New generation access roll-out 5-year plan to cover ~30% of Hungarian households with bandwidth of up to 100 Mbps fiber to ca. 780k & cable Docsis 3.0 to 380k household total investment need of HUF 40 billion Macroeconomic trends Economic indicators influence telecommunication spending in different ways Although GDP has started to grow in 2010, household consumption is still under pressure telecommunication spending lags GDP trend demand for telecommunication services is more closely correlated with trends in employment, disposable income and household consumption The sustainability of improvement is uncertain: weak labor market and tight credit conditions unemployment slightly decreased in H2 2010 contained wage and disposable income development continued relatively tight credit conditions and increasing debt burden on FX loans -10% -5% 0% 5% Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4'10 6% 9% 12% 15% GDP (y-o-y) Household consumption (y-o-y) Unemployment rate (right-hand scale, reversed order) Macroeconomic outlook -2,8% -6,7% 0,8% -4,0% -3,8% 3,0% 4,2% 4,9% 3,5% -9% -6% -3% 0% 3% 6% 2009 2010 2011F Budget deficit (as of GDP) GDP (y-o-y) Inflation (y-o-y) Fiscal policy to focus on budget deficit goals lower personal income tax rates (flat 16%tax rate from 2011) pension funds transfers halted and opening the return from private pensions to the state owned system Magyar Telekom paid HUF 27.7 billion in special telco tax in 2010

Major determinants – Infrastructure based-competition

Wireline voice traffic trends

100%
80%
60%
40%
20%
0%
7%
7%
7%
7%
6%
7%
7%
14%
18%
20%
23%
21%
26%
83%
78%
75%
73%
71%
72%
68%
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010*
PSTN
VoCable & VoIP
Alternative

* based on 2010 November figures

Pay TV trends

100%
80%
60%
40%
20%
0%
30%
30%
31%
31%
32%
32%
14%
16%
17%
18%
20%
21%
56%
54%
52%
50%
48%
47%
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Analogue CaTV
Digital CaTv, IPTV
SAT + DVB-T

Broadband subscriber trends

100%
80%
60%
40%
20%
0%
24%
27%
29%
30%
30%
33%
35%
38%
38%
39%
39%
40%
38%
37%
38%
36%
33%
31%
30%
29%
28%
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2100
Q4 2010
ADSL
Cable + Fiber
Mobile

Source: NRA

Competing infrastructures:

4

4 56% 54% 52% 50% 48% 47% 14% 16% 17% 18% 20% 21% 30% 30% 31% 31% 32% 32% 0% 20% 40% 60% 80% 100% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Analogue CaTV Digital CaTv, IPTV SAT + DVB-T Major determinants – Infrastructure based-competition Pay TV trends Wireline voice traffic trends Broadband subscriber trends Competing infrastructures: Copper network: LTO structure, 80% of households served by Magyar Telekom Cable network: over 70% households covered (of which most have been upgraded to high-speed broadband service) Mobile network: three quality networks with UMTS capability Fiber rollout: not just LTOs but other start-up/cable companies also rolling out fiber networks Strong infrastructure based competition with triple play services offered on copper, fiber, cable and mobile networks 38% 36% 33% 30% 29% 28% 38% 39% 39% 40% 38% 37% 24% 27% 29% 30% 30% 33% 35% 31% 38% 0% 20% 40% 60% 80% 100% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2100 Q4 2010 ADSL Cable + Fiber Mobile 78% 75% 73% 72% 68% 11% 14% 18% 20% 23% 21% 26% 7% 7% 7% 7% 6% 7% 7% 83% 71% 0% 20% 40% 60% 80% 100% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010* PSTN VoCable & VoIP Alternative Source: NRA * based on 2010 November figures

Strong positions in all segments of the Hungarian market

TV market shares

100%
80%
60%
40%
20%
0%
13% 13% 14% 12% 12% 15%
6% 6% 5% 5% 5% 5%
24% 23% 23% 24% 25% 25%
33% 32% 32% 31% 30% 29%
24% 26% 27% 28% 28% 26%
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
T-Home
UPC
Digi
Fibernet
Other

Mobile voice market shares*

100%
80%
60%
40%
20%
0%
21% 22% 22% 22% 22%
34% 33% 34% 34% 32%
45% 45% 44% 44% 45%
2006
2007
2008
2009
2010
T-Mobile
Telenor
Vodafone

*based on active SIM cards

Wireline broadband market shares

100%
80%
60%
40%
20%
0%
42% 43% 46% 47% 48% 46% 47%
21% 21% 19% 18% 17% 17% 17%
37% 37% 36% 36% 35% 36% 36%
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
T-Home wireline
Other DSL
Other cable + fiber

Mobile broadband market shares**

100%
80%
60%
40%
20%
0%
27% 26% 25% 25% 27% 28%
24% 25% 25% 25% 25% 24%
49% 49% 49% 50% 48% 49%
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
T-Mobile
Telenor
Vodafone

Source: NRA

**based on traffic generating subs.

5

5 45% 45% 44% 45% 34% 33% 34% 32% 21% 22% 22% 44% 34% 22% 22% 0% 20% 40% 60% 80% 100% 2006 2007 2008 2009 2010 T-Mobile Telenor Vodafone Strong positions in all segments of the Hungarian market Wireline broadband market shares TV market shares 49% 49% 49% 50% 48% 49% 24% 25% 25% 25% 25% 24% 27% 26% 25% 25% 27% 28% 0% 20% 40% 60% 80% 100% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 T-Mobile Telenor Vodafone Mobile broadband market shares** **based on traffic generating subs. Mobile voice market shares* 37% 37% 36% 36% 35% 36% 36% 21% 21% 19% 18% 17% 17% 17% 42% 43% 46% 48% 46% 47% 47% 0% 20% 40% 60% 80% 100% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 T-Home wireline Other DSL Other cable + fiber 24% 26% 27% 28% 28% 26% 33% 32% 31% 30% 29% 24% 23% 23% 24% 25% 25% 6% 6% 5% 5% 5% 5% 13% 13% 14% 12% 12% 15% 32% 0% 20% 40% 60% 80% 100% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 T-Home UPC Digi Fibernet Other *based on active SIM cards Source: NRA

Changing trends require continued efficiency improvements

Change in revenue mix

100%
80%
60%
40%
20%
0%
SI/IT: 1%
New revenue sources <20%
Voice revenues >70%
SI/IT >10%
New revenue sources >30%
Voice revenues <50%
2005
2009
2012F
Fixed voice
Mobile voice
Fixed BB
Mobile non-voice
TV
SI/IT
Other

Underlying TWM expense in Hungary

Annual wage increase
5.5%
5.6%
1.5%
4% or 2%
HUF billion
150
100
50
0
121
115
114
106
2008
2009
2010
2011 F
Employee-related
Other workforce

Dynamic change in revenue mix

New revenue sources have lower EBITDA margin

- pressure on profitability eased by efficiency improvement measures

Headcount reduction in 2011

6

0% 20% 40% 60% 80% 100% 2005 2009 2012F Fixed voice Mobile voice Fixed BB Mobile non-voice TV SI/IT Other 6 Headcount reduction in 2011 300+ employee redundancies at the parent company by end-2011 severance-related expenses of HUF 3.5bn (majority was accounted in Q4 2010) 4% wage increase for parent company employees from July 2011, but only 2% for managers Underlying TWM expense in Hungary Voice revenues > 70% New revenue sources < 20% SI/IT: 1% Dynamic change in revenue mix continued decline of voice revenues pronounced growth in revenues from non-traditional services such as SI/IT and TV services New revenue sources have lower EBITDA margin pressure on profitability eased by efficiency improvement measures Changing trends require continued efficiency improvements Voice revenues < 50% New revenue sources > 30% SI/IT >10% Change in revenue mix 121 115 114 106 0 50 100 150 2008 2009 2010 2011 F HUF billion Employee-related Other workforce Annual wage increase 5.5% 5.6% 1.5% 4% or 2%

2010 results – Business Unit analysis

Revenue development
HUF million
650 000
640 000
630 000
620 000
610 000
600 000
590 000
643 989
-7 563
-11 718
-3 507
-1 111
-1 664
-8 847
609 579
FY 2009
CBU
BBU
Macedonia
Montenegro
FX impact
Consolidation & other
FY 2010

Underlying EBITDA development
HUF million
265 000
260 000
255 000
250 000
245 000
240 000
262 808
-1 081
-8 613
-1 821
- 323
-803
-1 883
248 304
FY 2009
CBU
BBU
Macedonia
Montenegro
FX impact
Other
FY 2010*

5.3% revenue decline driven by recession, competition and regulation

7

262 808 -1 061 -8 613 -1 821 - 323 -803 -1 883 248 304 240 000 245 000 250 000 255 000 260 000 265 000 643 989 -7 563 -11 718 -3 507 -1 111 -1 664 -8 847 609 579 590 000 600 000 610 000 620 000 630 000 640 000 650 000 7 Underlying EBITDA development Revenue development 2010 results – Business Unit analysis 5.3% revenue decline driven by recession, competition and regulation CBU revenues declined primarily due to continuing intense competition and depressed household consumption BBU revenues down driven by decline in both private and public sector spending International revenues were negatively impacted by unfavorable transaction impact 5.5% underlying EBITDA decline driven by changing revenue mix and economic recession business unit results under pressure due to further erosion of traditional voice revenues cost cutting measures to mitigate margin pressure FX negatively impacted the financial result of international subsidiaries *excluding the special tax in the amount of HUF 27.0bn HUF million HUF million

8 New generation access roll-out 5-year plan to cover ~30% of Hungarian households with bandwidth of up to 100 Mbps fiber to ca. 780k & cable Docsis 3.0 to 380k household total investment need of HUF 40 billion 1 200 000 1 400 000 1 600 000 1 800 000 December 2009 December 2010 PSTN lines VoIP VoCable Fixed voice access -11% +13% +15% -9% Subscribers TV customer growth 0 250 000 500 000 750 000 December 2009 December 2010 Cable TV IPTV Satellite TV Subscribers Infrastructure development to remain competitive over 1 million households reached with HSI capable network 75% population-based 3G coverage, best 3G network in the country Increasing number of TV customers TV service is the best retention tool in Hungary number of TV customers reached 750,000, increasing market share and stable market position retention benefit: 78% of TV customers are 2Play or 3Play package subscribers Strong focus on xPlay and bundling on all networks (fixed line, cable and mobile) new packages include improved VoIP solutions ratio of xPlay customers ~43% launch of quadruple play packages by adding mobile voice service as well (ca. 30,000 customers) energy and insurance bundling to retain customers -9% +63% +84% +19% xPlay and bundling as growth engine & retention tool in the residential segment

Consumer Services Business Unit (CBU)

Fixed line revenues
-6%
HUF million
150 000
100 000
50 000
0
133,042
125,679
+8%
+14%
-1%
-14%
2009
2010
Voice
Internet
TV
Other

Revenue decline principally driven by economic recession

Mobile revenues
HUF million
no ch.
189,294
189,094
200 000
150 000
100 000
50 000
0
+9%
+11%
-3%
2009
2010
Voice
Non-voice
Other

Mobile voice market shows some signs of improvement

Mobile internet development

9

9 Consumer Services Business Unit (CBU) 133,042 125,679 0 50 000 100 000 150 000 2009 2010 HUF million Voice Internet TV Other Fixed line revenues 189,294 189,094 0 50 000 100 000 150 000 200 000 2009 2010 HUF million Voice Non-voice Other Mobile revenues -14% -1% +14% -3% +11% +9% -6% no ch. +8% Revenue decline principally driven by economic recession lower consumer spending and intense competition remain the most significant negative drivers fixed voice migration towards IP-based solutions fixed internet revenues down due to price reductions regulatory impacts on mobile revenues (cut in mobile termination rates and roaming tariffs) Mobile internet development leading market position with 49% market share number of T-Mobile’s subscribers exceeded 624,000 at the end of 2010 Mobile voice market shows some signs of improvement customers are cost sensitive churn levels are declining but still above pre-crisis levels

Business Services Business Unit (BBU) - Financials

Revenues
HUF million
-7%
200 000
150 000
100 000
50 000
0
170,989
159,271
-2%
-7%
-12%
2009
2010
Fixed line
Mobile
SI/IT

EBITDA and margin
HUF million
47.0%
-1.7pp
45.3%
90 000
60 000
30 000
0
80 307
-10%
72 161
2009
2010

Falling voice and data revenues

Slight decline in SI/IT revenues

Change in revenue mix puts pressure on EBITDA margin

10

10 Business Services Business Unit (BBU) - Financials 170,989 159,271 0 50 000 100 000 150 000 200 000 2009 2010 HUF million Fixed line Mobile SI/IT Revenues -12% -7% -2% -7% 80 307 72 161 0 30 000 60 000 90 000 2009 2010 HUF million EBITDA and margin 47.0% 45.3% -1.7pp -10% Falling voice and data revenues strong pressure on clients to renegotiate contract terms high churn among fixed voice, data and internet customers continued pressure on mobile tariffs resulting in lower ARPU level Governmental measures negatively affecting revenues and EBITDA Slight decline in SI/IT revenues leading market position maintained project-driven business, fluctuations in quarterly revenues selected private sector projects delayed/cancelled due to cost restrictions Change in revenue mix puts pressure on EBITDA margin ratio of lower-margin SI/IT revenues is continuously increasing, while high-margin voice revenues are declining due to their lower capex-intensity, SI/IT services have similar return characteristics despite cost control measures, 2010 EBITDA margin decreased due to structural pressures

International operations

Macedonia

Intense competition in the fixed line market

Mobile revenue growth thanks to improved usage trends

Subscribers
100% 111% 112% 116% 119% 123% Penetration
2 600 000
1 950 000
1 300 000
650 000
0
8% 10% 12% 11% 16% 19%
30% 30% 29% 30% 28% 30%
62% 60% 59% 59% 56% 51%
Q2 2008
Q4 2008
Q2 2009
Q4 2009
Q2 2010
Q4 2010
vip
one
T-Mobile

Montenegro

Fixed voice revenues under pressure

Mobile revenue erosion driven by strong competition

Subscribers
198% 186% 186% 209% 214% 200% Penetration
1 350 000
900 000
450 000
0
25% 26% 27% 26% 26% 23%
43% 38% 39% 37% 40% 40%
32% 36% 34% 37% 34% 37%
Q2 2008
Q4 2008
Q2 2009
Q4 2009
Q2 2010
Q4 2010
m:tel
promonte
T-Mobile

11

11 International operations Intense competition in the fixed line market competition from altnets, cables and mobile operators positive contribution from revenues related to broadband services number of ADSL lines up by 19% successful launch of IPTV and 2Play/3Play offers Mobile revenue growth thanks to improved usage trends improving customer mix, increasing post-paid ratio MOU up by 12% to 125 minutes ARPU rose by 4% to HUF 2,690 3G services launched in June 2009 Fixed voice revenues under pressure deterioration in retail voice revenues driven by high mobile substitution growing internet and TV revenues thanks to strong increases in the customer base number of DSL access up by 25% 35% increase in IPTV customer numbers (40,000 customers by end-2010) Mobile revenue erosion driven by strong competition very intense competition resulting in lower tariff levels fallout in visitor revenues as economic recession negatively affected tourism MOU up by 9% to 105 minutes ARPU down by 1% to HUF 2,430 0 650 000 1 300 000 1 950 000 2 600 000 Q2 2008 Q4 2008 Q2 2009 Q4 2009 Q2 2010 Q4 2010 Penetration Subscribers 111% 59% 62% 30% 30% 8% 100% 60% 30% 10% 11% 59% 29% 12% 0 450 000 900 000 1 350 000 Q2 2008 Q4 2008 Q2 2009 Q4 2009 Q2 2010 Q4 2010 Subscribers Penetration 186% Data based on the active SIM cards published by the Montenegrin Telecom Agency 27% 25% 43% 198% 32% 26% 37% 186% 37% 26% 38% 36% 56% 28% 16% 112% 116% 209% 34% 39% Macedonia Montenegro 51% 30% 19% 119% 123% 26% 40% 34% 23% 40% 37% 214% 200%

Proposal for dividend payment

Targeted net debt ratio

Historical dividend payments
Net debt ratio*
DPS (HUF)
50%
45%
40%
35%
30%
25%
20%
15%
80
60
40
20
0
70
70
73
70
74
74
74
31.6%
32.9%
33.2%
31.7%
29,8%
30,8%
32,7%
2004
2005
Q1 2007**
2007
2008
2009
2010
Net debt ratio
Dividend payment

* net debt / total capital

12

12 31.6% 32.9% 33.2% 31.7% 29,8% 30,8% 32,7% 70 70 73 70 74 74 74 15% 20% 25% 30% 35% 40% 45% 50% 2004 2005 Q1 2007** 2007 2008 2009 2010 0 20 40 60 80 Net debt ratio Dividend payment Proposal for dividend payment The Board of Directors proposes HUF 50 dividend per share after 2010 earnings for approval to the Annual General Meeting. Targeted net debt ratio Net debt ratio* DPS (HUF) Historical dividend payments * net debt / total capital ** 2006 dividend payment (for 2005 financials) was delayed to January 2007

13 Dividend payment details The proposed gross dividend is HUF 50 per share with a nominal value of HUF 100 April 22, 2011 detailed announcement will be published on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange May 2, 2011 last day of trading with Magyar Telekom shares entitled to dividend May 3, 2011 ex-dividend date May 5, 2011 record date May 12, 2011 payment date (ordinary shares) May 19, 2011 payment date (ADR) Method of payment: Magyar Telekom will transfer the dividends to the securities accounts

14 Dividend – tax implication Dividends are subject to withholding tax Tax will be deducted before payment Rates and taxes: domestic private individuals: 16% personal income tax foreign private individuals: 16% personal income tax legal entities with Hungarian domicile: 0% legal entities with foreign domicile: 0% Magyar Telekom issues a certificate on the amount of dividend paid, rates and taxes deducted and sends it to its shareholders not later than January 31, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 13, 2011